FILED AS EDGAR CORRESPONDENCE

April 7, 2022

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE Washington, DC 20549

Re:	Uncommon Investment Funds (the “Trust”) Form DEF 14A
(File Nos. 333-249503 and 811-23464

Dear Mr. Sutcliffe:

This letter responds to comments provided on behalf of the staff of the Securities and Exchange Commission regarding the preliminary proxy statement on Schedule 14A in connection with the solicitation of proxies for the special meeting of shareholders of the Uncommon Portfolio Design Core Equity ETF (the “Fund”) series of the Trust. The responses summarize the comment followed by a response. All capitalized terms not otherwise defined herein have the meaning given to them in the preliminary proxy statement.

Accompanying this letter is the definitive proxy statement.

Comment 1: Please explain the process for approval of the new investment advisory agreement between the Trust, with respect to the Uncommon Generosity 50 Equity ETF (“UGEN”), and Uncommon Portfolio Design, Inc. (“UPD”); and the approval of the sub-investment advisory agreement between UPD and Investment Research Partners LLC with respect to UGEN.

Response: UGEN has not commenced operations and is not currently being offered for sale. At the March 17, 2022 Board Meeting, in regards to the UGEN investment advisory agreement with UPD and the investment sub-advisory agreement between UPD and IRP were approved by the Board pursuant to section 15 of the 1940 Act. The new investment advisory agreement with UPD and the investment sub-advisory agreement with IRP on behalf of the UGEN were approved by the sole shareholder of UGEN. We anticipate UGEN will begin publicly offering its shares in early May.

Comment 2: Please provide all missing information.

Response: All missing information has been provided.

Comment 3: With regard to the procedure for holding a virtual shareholders’ meeting, please review applicable state law and the Trust’s governing documents to confirm that such a meeting is permissible.

Response: The Trust has decided not to provide a virtual shareholder’s meeting as an alternative to an in-person meeting.

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Comment 4: With regard to the process for holding a virtual shareholders’ meeting, please explain to the Staff how the Trust will notify its Shareholders, intermediaries, and other market participants of changes to the process in a timely manner and provide logistical details.

Response: The Trust has decided not to provide a virtual shareholders’ meeting as an alternative to an in-person meeting.

Comment 5: Questions and Answers, Q. What is happening? In the second paragraph, please disclose the names and percentage ownership of the parties to the Transaction.

Response: The information has been added.

Comment 6: Proxy Statement, Important Notice Regarding Availability of Proxy Materials for the Meeting to be Held on April XX, 2022. Please provide the Internet page from which the Proxy Statement can be accessed as well as an email address.

Response: The Internet page, proxyvote.com, requires a control number, which is located on the proxy card or voter instruction form and will take an investor directly to the Proxy Statement and related materials. We have also added a link directly to the Proxy Statement on the www.UncommonETFs.com website, https://uncommonetfs.com/assets/pdfs/Uncommon-Funds-Proxy.pdf. To request a Proxy Statement by email, please send a request to eric@uncommoninvestments.com.

Comment 7: Proxy Statement, Introduction, The Transaction. Please provide the names, addresses, and percentage ownership in UPD.

Response: The percentage ownership information has been added to “The Transaction;” the addresses have been added to “General Information.”

Comment 8: Please confirm that all information is provided pursuant to Schedule 14A Item 22 (a)(3)(v).

Response: All information provided is pursuant to Schedule 14A Item 22(a)(3)(v).

Comment 9: Please confirm that all the information is provided pursuant to Schedule 14A Item 22 (c)(4).

Response: Except as disclosed in the Proxy Statement, the Advisor confirms that no other person owns, of record or beneficially, ten percent or more of the outstanding voting securities of the Advisor.

Comment 10: Proxy Statement, Quorum. At the end of the following “Because the proposal is non-discretionary, the Trust does not expect to receive broker non-votes,” please add “and, if received, such Shares will not count as being present for purposes of a quorum or being cast for the approval of the New Agreement.” See Section 2(a)(42) of the 1940 Act.

Response: The requested language has been added.

Comment 11: Proxy Statement, Adjournments. Please end the first sentence at “….by proxy at the Meeting” and delete the rest of the sentence.

Response: The deletion has been made.

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Comment 12: Consider whether the “manager of mangers” exemptive order will apply after consummation of the Transaction.

Response: The Advisor will confirm with the Exemptions Staff.

Comment 13: Please ensure that the information required by Schedule 14A, Item 22(c)(10).

Response: The Adviser does not act as investment adviser to any other investment company that has a similar investment objective.

Should you have any questions regarding this letter, please contact me at (201) 888-1703.

Sincerely,

/s/ Thaddeus Leszczynski, Secretary

Uncommon Investment Funds Trust

Uncommon Investment Advisors LLC

cc:	Eric Rubin, Uncommon Investment Advisors LLC Alan Goldberg, Stradley Ronon Stevens & Young, LLP Jesse Hallee, Ultimus Fund Solutions, LLC